Exhibit 11.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Offering Statement of Myomo, Inc. (the “Company”) on Form 1-A POS [FILE NO. 024-10662] of our report dated March 27, 2017, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audits of the financial statements of Myomo, Inc. as of December 31, 2016 and 2015 and for the years ended December 31, 2016 and 2015, which report appears in the Offering Circular, which is part of this Offering Statement. We also consent to the reference to our Firm under the heading “Experts” in such Offering Circular.

/s/ Marcum llp

Marcum llp

New York, NY

March 27, 2017